GEOLOGISTS CERTIFICATE

I, Allan E. Armitage, Ph. D., P. Geol. of #35, 1425 Lamey's Mill Road, Vancouver, British Columbia, hereby certify that:

1. I am currently a consulting geologist with GeoVector Management Inc., 10 Green Street Suite 312 Ottawa, Ontario, Canada K2J 3Z6
2. I am a graduate of Acadia University having obtained the degree of Bachelor of Science – Honours in Geology in 1989.
3. I am a graduate of Laurentian University having obtained the degree of Masters of Science in Geology in 1992.
4. I am a graduate of the University of Western Ontario having obtained a Doctor of Philosophy in Geology in 1998.
5. I have been employed as a geologist for every field season (June – September) from 1987 to 1996. I have been continuously employed as a geologist since March of 1997.
6. I have been involved in mineral exploration for gold, silver, copper, lead, zinc, nickel, uranium and diamonds in Canada, Mexico, and Honduras at the grass roots to advanced exploration stage since 1991.
7. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and use the title of Professional Geologist (P.Geol.).
8. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation of my professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.
9. I am responsible for Section 17 "Mineral Resource Estimates" of the technical report titled "2010 TECHNICAL REPORT ON THE ROCK AND ROLL PROPERTY" dated February 23rd, 2011. I have examined the property in the field (September 18th to 20th, 2010).
10. I have had no prior involvement with the property that is the subject of this Technical Report.
11. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
12. I have read the instrument and Form 43-101F, and the Technical Report has been prepared in compliance with the instrument and form.
13. I consent to the filing of the Technical Report with and stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report
14. Dated at Vancouver, British Columbia, 1st day of March, 2011.

PROFESSIONAL GEOLOGIST ALLAN ARMITAGE ALBERTA

Allan E. Armitage, Ph.D., P.Geo